SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Electromed, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

285409108
(CUSIP Number)

May 25, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 285409108	Page 2 of 8 Pages

(1)	Names of Reporting Persons The Radoff Family Foundation
(2)	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned By Each Reporting Person With:	(5) Sole Voting Power 67,500
(6) Shared Voting Power 0
(7) Sole Dispositive Power 67,500
(8) Shared Dispositive Power 0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 67,500
(10)	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented By Amount in Row (9) 0.8%*
(12)	Type of Reporting Person (See Instructions) CO

(*)	All percentages calculated in this Schedule 13G are based upon an aggregate of 8,513,035 shares of Common Stock outstanding as of May 6, 2022, as reported by Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022 filed with the Securities and Exchange Commission on May 10, 2022.

CUSIP NO. 285409108	Page 3 of 8 Pages

(1)	Names of Reporting Persons Bradley L. Radoff
(2)	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned By Each Reporting Person With:	(5) Sole Voting Power 475,000
(6) Shared Voting Power 0
(7) Sole Dispositive Power 475,000
(8) Shared Dispositive Power 0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 475,000
(10)	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented By Amount in Row (9) 5.6%*
(12)	Type of Reporting Person (See Instructions) IN

(*)	All percentages calculated in this Schedule 13G are based upon an aggregate of 8,513,035 shares of Common Stock outstanding as of May 6, 2022, as reported by Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022 filed with the Securities and Exchange Commission on May 10, 2022.

CUSIP NO. 285409108	Page 4 of 8 Pages

The Reporting Persons (as defined below) have voluntarily elected to file this Schedule 13G as of May 25, 2022. However, such filing is not required pursuant to Rule 13d-1(d) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act until 45 days after the end of the calendar year in which the Reporting Persons become obligated to report under that Rule.

Item 1(a).	Name of Issuer:

Electromed, Inc. (“Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices:

500 Sixth Avenue NW
New Prague, Minnesota 56071

Item 2(a).	Name of Person Filing:

This Schedule 13G is jointly filed by The Radoff Family Foundation, a Texas non-profit corporation (“Radoff Foundation”), and Bradley L. Radoff pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act (collectively, the “Reporting Persons”):

The Reporting Persons have entered into a Joint Filing Agreement, dated May 25, 2022, a copy of which is attached as Exhibit 99.1 to this Schedule 13G, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 2727 Kirby Drive, Unit 29L, Houston, Texas 77098.

Item 2(c).	Citizenship:

Radoff Foundation is organized under the laws of the State of Texas. Mr. Radoff is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (“Common Stock”)

Item 2(e).	CUSIP Number:

285409108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

CUSIP NO. 285409108	Page 5 of 8 Pages

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).
(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not Applicable.

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

As of the close of business on May 25, 2022:

(i)	Radoff Foundation directly owned 67,500 shares of Common Stock; and

(ii)	Mr. Radoff directly owned 407,500 shares of Common Stock. Mr. Radoff, as a director of Radoff Foundation, may also be deemed the beneficial owner of the 67,500 shares of Common Stock owned by Radoff Foundation, which, together with the 407,500 shares of Common Stock he directly owns, constitutes an aggregate of 475,000 shares of Common Stock beneficially owned by Mr. Radoff.

The filing of this Schedule 13G shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b)	Percent of Class:

See responses to Item 11 on each cover page. All percentages calculated in this Schedule 13G are based upon an aggregate of 8,513,035 shares of Common Stock outstanding as of May 6, 2022, as reported by Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022 filed with the Securities and Exchange Commission on May 10, 2022.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

CUSIP NO. 285409108	Page 6 of 8 Pages

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certifications

Not Applicable.

CUSIP NO. 285409108	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 25, 2022	The Radoff Family Foundation

	By:	/s/ Bradley L. Radoff
		Name:	Bradley L. Radoff
		Title:	Director

Date: May 25, 2022

/s/ Bradley L. Radoff
Bradley L. Radoff

CUSIP NO. 285409108	Page 8 of 8 Pages

EXHIBIT INDEX

99.1.	Joint Filing Agreement dated as of May 25, 2022 by and between each of the Reporting Persons